Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2018

As of August 7, 2018

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis, page 1

FORTUNA SILVER MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2018

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company:

•	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,
•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
•	construction is underway at the Lindero gold project (“Lindero Project”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at June 30, 2018 are presented in the following table:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of August 7, 2018 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2018. These financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies are set out in Note 3 of the June 30, 2018 condensed interim consolidated financial statements and Note 3 of the December 31, 2017 audited consolidated financial statements. All amounts in this MD&A are expressed in United States Dollars (“US$”), unless indicated otherwise.

In this MD&A, we refer to various non-GAAP financial measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and are widely reported in the mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com under the Company’s profile.

This document contains Forward-Looking Statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 2

Second Quarter Financial and Operational Highlights

Net income for the three months ended June 30, 2018 was $11.2 million or $0.07 per share compared to net income of $8.9 million, or $0.06 per share for the same period in 2017 (“Q2 2017”). Adjusted net income and Adjusted EBITDA (refer to Non-GAAP Financial Measures) were $10.0 million and $35.2 million, respectively, compared to $9.2 million and $26.5 million for Q2 2017. Net cash provided from operating activities was $21.9 million compared to $12.0 million for Q2 2017.

Silver production for the three months ended June 30, 2018 was 2.3 million ounces with an all-in sustaining cost per ounce, net of by-product credits (“AISC”) (refer to Non-GAAP Financial Measures) of $3.26 per ounce, compared to 2.1 million ounces and $8.22 AISC for Q2 2017. All-in sustaining cash cost per silver equivalent ounce (“AISC Ag equiv”) (refer to Non-GAAP Financial Measures) was $10.03 per ounce compared to $12.11 per ounce for Q2 2017.

Operating Highlights

Consolidated Metrics	Q2 2018	Q2 2017	% Change	2018	2017	% Change

Key Indicators
Silver
Metal produced (oz)	2,321,315	2,116,863	10%	4,722,773	4,150,054	14%
Metal sold (oz)	2,414,102	2,103,663	15%	4,645,651	4,118,933	13%
Realized price ($/oz)	16.6	17.3	-4%	16.6	17.4	-4%
Gold
Metal produced (oz)	14,557	14,547	0%	29,597	27,746	7%
Metal sold (oz)	15,097	14,288	6%	28,845	27,328	6%
Realized price ($/oz)	1,299	1,257	3%	1,315	1,239	6%
Lead
Metal produced (000's lbs)	7,187	7,170	0%	14,226	14,163	0%
Metal sold (000's lbs)	6,880	7,127	-3%	14,149	14,163	0%
Zinc
Metal produced (000's lbs)	11,436	10,613	8%	22,465	21,430	5%
Metal sold (000's lbs)	11,429	10,943	4%	22,507	21,645	4%
All-in sustaining cash cost (US$/oz Ag)[1,2]	3.26	8.22	-60%	2.67	7.17	-63%
All-in sustaining cash cost (US$/oz Ag Eq)[1,2]	10.03	12.11	-17%	9.71	11.53	-16%

Notes:

1. All-in sustaining cash cost is a Non-GAAP financial measure

2. AISC/oz Ag Eq calculated at realized metal prices of $1,299/oz Au, $16.6/oz Ag, $1.1/lb Pb, and $1.4/lb Zn

Silver production for the three months ended June 30, 2018 increased 10% to 2,321,315 ounces and gold production increased marginally to 14,557 ounces, over the comparable period in 2017. The higher production during the quarter was due to a 13% and 2% increase in silver and gold head grades at the San Jose Mine. At Caylloma, lead production remained stable while zinc production increased 8% over the comparable period in 2017. At San Jose, silver production increased 10% to 2,084,013 ounces and gold production remained steady at 14,422 ounces over the comparable period in 2017.

Total ounces of silver and gold sold during the three months ended June 30, 2018 were 2,414,102 ounces and 15,097 ounces representing a 15% and 6% increase over the total ounces sold for the comparable period in 2017. The main driver for the increase in silver sales was due primarily to the sale of 1,000 tonnes of silver concentrate inventory from the first quarter 2018 production at the San Jose mine.

Management's Discussion and Analysis, page 3

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $3.26 per ounce or 60% below the comparable period in 2017, and below our annual guidance of $6.80 per ounce for 2018. The lower cost per ounce compared to guidance was due primarily to higher by-product credits. A new Non-GAAP financial measure for the second quarter is the consolidated all-in sustaining cost per silver equivalent ounces of $10.03 compared to $12.11 for the same period in 2017. This new Non-GAAP financial measure will replace the all-in sustaining cost per payable ounce of silver, net of by-product credits starting in the first quarter of 2019 and is calculated taking the total metals payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

Financial Highlights

Consolidated Financial Metrics	Q2 2018	Q2 2017	% Change	YTD 2018	YTD 2017	% Change

(Expressed in $ millions except per share information and all-in sustaining cash cost)
Sales	$73.7	$63.9	15%	$144.1	$128.7	12%
Mine operating income	31.4	22.2	41%	62.7	49.4	27%
Operating income	22.4	14.2	58%	44.8	33.8	33%
Net income	11.2	8.9	26%	24.9	21.9	14%

Earnings per share (basic)	0.07	0.06	17%	0.16	0.14	14%
Earnings per share (diluted)	0.07	0.06	17%	0.16	0.14	14%

Adjusted net income[1]	10.0	9.2	9%	23.1	23.3	-1%
Adjusted EBITDA[1]	35.2	26.5	33%	67.0	56.7	18%
Free cash flow[1]	(20.2)	1.9	-1163%	(7.8)	1.9	-511%
Free cash flow excluding Lindero construction[1]	9.1	4.4	107%	28.0	6.3	344%
Capex (sustaining)	5.1	7.4	-31%	9.2	12.4	-26%
Capex (non-sustaining)	0.9	-	0%	1.1	-	0%
Capex (Lindero)	12.8	2.7	369%	17.7	4.6	283%
Capex (Brownfield)	2.3	2.9	-19%	4.6	5.6	-18%
All-in sustaining cash cost[1]	3.2	8.2	-61%	2.7	7.2	-63%
All-in sustaining cash cost Ag equivalent[1,2]	10.0	12.1	-17%	9.7	11.5	-16%

				Jun 30, 2018	Dec 31, 2017	% Change
Cash, cash equivalents, and short-term investments				$198.3	$212.6	-7%

Total assets				$721.1	$706.6	2%
Non-current bank loan				$39.6	$39.9	-1%

Notes:

1.  Refer to Non-GAAP financial measures.

2.  AISC/oz Ag Eq calculated at realized metal prices of $1,299/oz Au, $16.6/oz Ag, $1.1/lb Pb, and $1.4/lb Zn

Certain figures have been reclassified to conform to the current year’s presentation

Net income for the three months ended June 30, 2018 was $11.2 million or $0.07 per share compared to $8.9 million or $0.06 per share for the comparable quarter in 2017. Sales increased 15% to $73.7 million compared to $63.9 million for the same period in 2017 due to an increase in silver sales volume, higher zinc prices, and improved treatment and refining charges.

Operating income increased 58% during the quarter to $22.4 million compared to $14.2 million for the same period in 2017. This increase was the result of a $9.2 million increase in mine operating income but was partially offset by higher stock-based payment expense and a $1.0 million writedown of obsolete non-critical spare-parts inventory and VAT receivable.

The effective tax rate for the second quarter of 2018 was 55.5% compared to 39.5% for the same period in 2017. The increase in the effective tax rate was due primarily to the Argentine Peso declining 35% against the US dollar which increased deferred income tax expense by $1.5 million and a $1.3 million withholding tax charge related to an expected dividend repatriation from our subsidiaries. The impact of these two items on earnings per share for the second quarter was $0.02 per share.

Adjusted net income (refer to Non-GAAP Financial Measures) increased 9% during the quarter ended June 30, 2018 to $10.0 million compared to $9.2 million for 2017. Adjusted EBITDA (refer to Non-GAAP Financial Measures) increased 33% to $35.2 million compared to $26.5 million for the comparable period in 2017 due primarily to increased sales volume and higher prices for gold, lead and zinc.

Management's Discussion and Analysis, page 4

Lindero Project

During the three months ended June 30, 2018, the Company spent $30.8 million (Q2 2018 YTD - $37.6 million) at the Lindero gold project, including $20.5 million (Q2 2018 YTD - $22.5 million) of advances to contractors. Activities that have occurred since the commencement of construction at Lindero include:

•	Initial on-site delivery of Komatsu mine equipment started in mid-July with the arrival of two graders and a dozer. The manufacturer is on schedule to deliver eleven additional pieces of equipment, including six 100-ton trucks and two 17 cubic yard wheel loaders in September 2018. Delivery of two mine production drill rigs is scheduled for November 2018. Mine development activities are scheduled to commence in December 2018 and blasting is scheduled for March 2019.

•	Mass earthworks for the leach pad and solution ponds is advancing according to the commissioning and production plan after suffering from a slow start and ramp-up in development. Activities have been rescheduled and will not have an adverse impact on our construction timeline. The leach pad is programmed to receive first ore in the second quarter 2019 rather than the end of the first quarter; which is still in line with the commissioning and production plan.

•	The project was impacted by a setback in the acquisition of temporary camp modules from a local supplier, which caused a two-month delay in the mobilization of the contractor for major concrete works to commence in mid-August 2018. This has compressed the project’s schedule for the commencement of commercial operations from early to late in the third quarter of 2019, while still remaining within the original range of the schedule.

•	The Company has increased the size of its temporary camp to host a peak of 950 workers in December 2018 in order to accommodate for overlapping of construction activities and a higher headcount.

•	As of the end of July, the Company has assigned through purchase orders and construction contracts approximately $131 million, or 71% of the project´s total direct capital cost. The direct capital costs are forecast to increase by approximately 6%. The initial capital cost of the project is currently forecast to increase between 10% and 17% due primarily to higher headcount and higher owner’s costs. The forecast initial capital cost is subject to, among other matters, the final revision and negotiation of the large and labor intensive electromechanical and piping installation contract and initiatives for the optimization of headcount at the site.

•	As of the end of June, total cash spent on construction at Lindero in 2018 amounted to approximately US$38 million, with $31 million spent in the second quarter. The pace of spending is expected to continue to increase over the following months to an anticipated total amount spent of between $150 million to $175 million in 2018. As of the end of June, the Company maintains a healthy liquidity position of over $278 million, including $80 million of an undrawn credit facility, which along with cash generated from operations, is expected to meet funding requirements for the construction of the project.

•	An infill drill program at Lindero was completed successfully in June, with a focus on enhancing the geo-metallurgical model for the year one production plan. The drill rig has been moved for a 2,000 meter program to test the Arizaro satellite gold-copper target, located approximately three kilometers from the site of Lindero´s ore processing facility.

Based on progress to date, the Company maintains its guidance of the commencement of commissioning in the second quarter of 2019 and achieving commercial production by the end of the third quarter of 2019.

Greenfields Exploration

Drilling under option agreements with Prospero Silver Corp. (Mexico) and Medgold Resources Corp. (“Medgold”) (Serbia) continued through the first half of 2018, with 4,061 meters and 883 meters completed, respectively.

All holes drilled in Serbia intersected mineralization. Full results from the drill program were released by Medgold’s press release dated July 5, 2018.

Management's Discussion and Analysis, page 5

2018 Guidance and Outlook

2018 Production Guidance

The Company maintains its 2018 silver equivalent production guidance of 11.4 million ounces (silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 65 to 1).

	Silver	Gold	Lead	Zinc	Cash Cost**	AISCC **
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag)
San Jose, Mexico	7.5	48.3	NA	NA	61.2	6.6
Caylloma, Peru	0.8	-	25.8	44.8	81.3	(5.2)
Total	8.3	48.3	25.8	44.8	-	-
** Refer to Non-GAAP Financial Measures

2018 All-In-Sustaining Cash Cost Per Silver Ounce Guidance

$/oz Ag	San Jose	Caylloma	Consolidated
Cash cost, net of by-product credits	$1.4	$(40.3)	$(2.7)
Adjustments:
Commercial and government royalties and mining tax	1.2	4.1	1.5
Worker's participation	0.9	2.4	1.1
Selling, general and administrative expenses (operations)	0.7	4.7	1.1
	4.2	(29.1)	1.0
Selling, general and administrative expenses (corporate)	-	-	1.4
Sustaining capital expenditures	1.2	21.1	3.1
Brownfield exploration expenditures	1.2	2.8	1.3
All-in-sustaining cash cost per payable ounce of silver	$6.6	$(5.2)	$6.8

2018 Capital Expenditure and Exploration Guidance

	San Jose	Caylloma	Lindero	Total
Equipment and infrastructure	$4.1	$4.3	$-	$8.4
Mine development	3.5	6.4	-	9.9
Tailings dam expansion	-	5.7	-	5.7
Brownfield exploration	8.4	2.2	-	10.6
Other sustaining capex	0.9	-	-	0.9
Non-sustaining capex	-	2.7	-	2.7
Initial capital construction costs	-	-	201.0	201.0
Total	$16.9	$21.3	$201.0	$239.2

Management's Discussion and Analysis, page 6

Financial Results

Sales

	QUARTERLY RESULTS			YEAR TO DATE RESULTS
	Three months ended June 30,			Six months ended June 30,
	2018	2017	% Change	2018	2017	% Change
Provisional sales ($ million)	76.3	66.1	15%	149.9	129.2	16%
Caylloma	23.7	20.1	18%	48.8	40.3	21%
San Jose	52.6	46	14%	101.1	88.9	14%
Adjustments ($ million) [1]	(2.64)	(2.1)	-26%	(5.8)	(0.5)	-1060%
Sales ($ million)	73.7	64	15%	144.1	128.7	12%

Silver
Provisional sales ($ million)	37.1	33.8	10%	71.7	66.4	8%
Metal produced (oz)	2,321,315	2,116,863	10%	4,722,773	4,150,054	14%
Provisional Sales (oz)	2,414,102	2,103,663	15%	4,645,651	4,118,933	13%
Realized Price ($/oz)[2]	16.59	17.30	-4%	16.65	17.37	-4%
Net Realized Price ($/oz)[3]	15.37	16.07	-4%	15.44	16.12	-4%
Gold
Provisional sales ($ million)	18.9	15.7	20%	36.2	29.6	22%
Metal produced (oz)	14,557	14,547	0%	29,597	27,746	7%
Provisional Sales (oz)	15,097	14,288	6%	28,845	27,328	6%
Realized Price ($/oz)[2]	1,299	1,257	3%	1,315	1,239	6%
Net Realized Price ($/oz)[3]	1,254	1,101	14%	1,253	1,085	16%
Lead
Provisional sales ($ million)	7.2	6.3	14%	15.1	12.3	23%
Metal produced (000's lbs)	7,187	7,170	0%	14,226	14,381	-1%
Provisional Sales (000's lbs)	6,880	7,127	-3%	14,149	14,163	0%
Realized Price ($/lb)[2]	1.08	0.98	11%	1.11	1.01	11%
Net Realized Price ($/lb)[3]	1.05	0.89	18%	1.07	0.87	23%
Zinc
Provisional sales ($ million)	13.1	10.2	28%	26.9	20.9	29%
Metal produced (000's lbs)	11,436	10,613	8%	22,465	21,430	5%
Provisional Sales (000's lbs)	11,429	10,943	4%	22,507	21,645	4%
Realized Price ($/lb)[2]	1.41	1.18	20%	1.48	1.22	21%
Net Realized Price ($/lb)[3]	1.15	0.93	23%	1.20	0.97	24%
[1]	Adjustments consists of mark to market, final price adjustments, and final assay adjustments
[2]	Based on provisional sales before final price adjustments
[3]	Net after payable metal deductions, treatment, and refining charges
Treatment	charges are allocated to base metals at Caylloma and to gold at San Jose

Sales for the three months ended June 30, 2018 were $73.7 million, a 15% increase over the comparable period in 2017 due mainly to higher sales volume across all metals produced and increases in realized prices for gold, zinc and lead, as well as lower treatment and refining charges across all of our concentrate products.

Sales at Caylloma were 16% higher than the comparable quarter in 2017 due to a 10% and a 20% increase in realized prices for lead and zinc, lower treatment charges, and a 4% increase in zinc sales volume. Sales at San Jose were 15% higher than the comparable quarter in 2017 due to a 17% and 6% increase in silver and gold ounces sold and lower treatment and refining charges, but were partially offset by negative price and final assay adjustments during the quarter.

Management's Discussion and Analysis, page 7

	SALES AND REALIZED PRICES
	Three months ended June 30,
	2018			2017
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	23.7	52.6	76.3	20.1	46.0	66.1
Adjustments ($ million) [1]	(0.7)	(2.0)	(2.6)	(0.2)	(1.9)	(2.1)
Sales ($ million)	23.0	50.6	73.7	19.9	44.1	63.9

Silver
Provisional Sales (oz)	226,222	2,187,880	2,414,102	229,436	1,874,226	2,103,663
Realized Price ($/oz)[2]	16.54	16.59	16.59	17.24	17.30	17.30
Net Realized Price ($/oz)[3]	15.00	15.40	15.37	15.41	16.15	16.07
Gold
Provisional Sales (oz)	-	15,097	15,097	65.66	14,222	14,288
Realized Price ($/oz)[2]	-	1,299	1,299	1,259.07	1,257	1,257
Net Realized Price ($/oz)[3]	-	1,254	1,254	275.24	1,105	1,101
Lead
Provisional Sales (000's lbs)	6,880	-	6,880	7,127	-	7,127
Realized Price ($/lb)[2]	1.08	-	1.08	0.98	-	0.98
Net Realized Price ($/lb)[3]	1.05	-	1.05	0.89	-	0.89
Zinc
Provisional Sales (000's lbs)	11,429	-	11,429	10,943	-	10,943
Realized Price ($/lb)[2]	1.41	-	1.41	1.18	-	1.18
Net Realized Price ($/lb)[3]	1.15	-	1.15	0.93	-	0.93

[1]	Adjustments consists of mark to market, final price adjustments, and final assay adjustments
[2]	Based on provisional sales before final price adjustments
[3]	Net after payable metal deductions, treatment, and refining charges
Treatment	charges are allocated to base metals at Caylloma and to gold at San Jose

Sales for the six months ended June 30, 2018 were $144.1 million, a 12% increase over the comparable period in 2017 due mainly to higher sales volume across all metals produced and increases in realized prices for gold, zinc and lead, as well as lower treatment and refining charges across all of our concentrate products.

Sales at Caylloma for the six months ended June 30, 2018 were 17% higher than the same period in 2017 due to a 10% and a 21% increase in realized prices for lead and zinc, lower treatment charges, and a 4% increase in zinc sales volume. Sales at San Jose were 9% higher than the same period in 2017 due to a 15% and 6% increase in silver and gold ounces sold, respectively, and lower treatment and refining charges, but were partially offset by negative price and final assay adjustments during the period.

Management's Discussion and Analysis, page 8

	SALES AND REALIZED PRICES
	Six months ended June 30,
	2018			2017
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	48.8	101.1	149.9	40.3	88.9	129.2
Adjustments ($ million) [1]	(1.0)	(4.8)	(5.8)	0.3	(0.8)	(0.5)
Sales ($ million)	47.8	96.3	144.1	40.7	88.1	128.7

Silver
Provisional Sales (oz)	446,511	4,199,140	4,645,651	465,504	3,653,429	4,118,933
Realized Price ($/oz)[2]	16.66	16.64	16.65	17.28	17.38	17.37
Net Realized Price ($/oz)[3]	15.12	15.47	15.44	15.30	16.23	16.12
Gold
Provisional Sales (oz)	-	28,845	28,845	65.66	27,262	27,328
Realized Price ($/oz)[2]	-	1,315	1,315	1,258.98	1,239	1,239
Net Realized Price ($/oz)[3]	-	1,253	1,253	275.26	1,087	1,085
Lead
Provisional Sales (000's lbs)	14,149	-	14,149	14,163	-	14,163
Realized Price ($/lb)[2]	1.11	-	1.11	1.01	-	1.01
Net Realized Price ($/lb)[3]	1.07	-	1.07	0.87	-	0.87
Zinc
Provisional Sales (000's lbs)	22,507	-	22,507	21,645	-	21,645
Realized Price ($/lb)[2]	1.48	-	1.48	1.22	-	1.22
Net Realized Price ($/lb)[3]	1.20	-	1.20	0.97	-	0.97

[1]	Adjustments consists of mark to market, final price adjustments, and final assay adjustments
[2]	Based on provisional sales before final price adjustments
[3]	Net after payable metal deductions, treatment, and refining charges
Treatment	charges are allocated to base metals at Caylloma and to gold at San Jose

Operating income (loss) and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
	2018	%*	2017	%*	2018	%*	2017	%*
Operating income (loss)
Caylloma	$8.2	36%	$4.7	24%	$17.7	37%	$12.7	31%
San Jose	19.7	39%	13.6	31%	36.6	38%	28.4	32%
Corporate	(5.5)		(4.1)		(9.5)		(7.4)
Total	$22.4	30%	$14.2	22%	$44.8	31%	$33.8	26%

Adjusted EBITDA**
Caylloma	$11.1	48%	$7.5	38%	$22.9	48%	$17.6	43%
San Jose	29.6	58%	23.1	52%	53.8	56%	46.4	53%
Corporate	(5.5)		(4.1)		(9.7)		(7.3)
Total	$35.2	48%	$26.5	41%	$67.0	47%	$56.7	44%

Note:  figures may not add due to rounding

*	as a percentage of Sales
**	refer to Non-GAAP financial measures

Management's Discussion and Analysis, page 9

Operating Income for the three months ended June 30, 2018 was $22.4 million or $8.2 million higher than the same period in 2017 driven by improved operating income at both the San Jose and Caylloma mines. Operating income at Caylloma increased 74% to $8.2 million due primarily to a 20% increase in zinc prices and 10% lower unit cash costs. Operating income at San Jose increased 45% to $19.7 million driven mainly by a 17% increase in sales volume.

Operating Income for the six months ended June 30, 2018 was $44.8 million or $11.0 million higher than the same period in 2017 driven by improved operating income at both the San Jose and Caylloma mines. Operating income at Caylloma increased 39% to $17.7 million due primarily to a 10% and 21% increase in lead and zinc prices. Operating income at San Jose increased 29% to $36.6 million due to a 15% increase in silver sales volume, which was primarily the result of a 19% higher silver head grade over the same period in 2017.

Adjusted EBITDA for the three months ended June 30, 2018 was $35.2 million compared to $26.5 million for the same period in 2017. The increase was due primarily to a $8.2 million increase in operating income from higher sales volume at San Jose and Caylloma as well as higher metal prices compared to the same period in 2017. Adjusted EBITDA at Caylloma and San Jose increased 48% to $11.1 million and 28% to $29.6 million, respectively, driven by higher sales volume.

Adjusted EBITDA for the six months ended June 30, 2018 was $67.0 million compared to $56.7 million for the same period in 2017. The increase was due primarily to higher sales volume and metal prices compared to the same period in 2017. Adjusted EBITDA at Caylloma increased 30% to $22.9 million driven by higher sales volume while at San Jose, Adjusted EBITDA increased 16% to $46.4 million due to higher sales volume and head grades but were offset by 6% increase in production costs.

	Three months ended June 30,			Six months ended June 30,
	2018	2017	% Change	2018	2017	% Change
Mine SG&A	$2.2	$1.4	57%	$4.7	$3.0	57%
Corporate SG&A	2.8	3.4	-18%	5.6	6.6	-15%
Share-based payments	2.4	0.7	243%	3.7	0.8	363%
Workers' participation	0.6	0.4	50%	0.9	0.8	13%
Total	$8.0	$5.9	36%	$14.9	$11.2	33%

Selling, general and administrative (“SG&A”) expenses for the three months ended June 30, 2018 increased 36% to $8.0 million compared to $5.9 million for the comparable period in 2017. The increase was due primarily to higher share-based payment expense and increased operating mine SG&A costs. The Company’s share price increased 11% during the second quarter of 2018 which increased the share-based payment expense compared to the same period in 2017 when the Company’s share price declined 8% and resulted in a comparatively small share-based payment expense.

SG&A expenses for the six months ended June 30, 2018 increased 33% to $14.9 million compared to $11.2 million for the comparable period in 2017. The increase was due primarily to higher share-based payments and increased operating mine SG&A costs. The Company’s share price increased 14% during the first half of 2018 which increased the share-based payment expense compared to the same period in 2017 when the share price declined 16% and resulted in a comparatively small share-based payment expense.

Exploration and evaluation spending for the three months ended June 30, 2018 was $0.3 million compared to $0.1 million for the comparable period in 2017. Spending during the quarter was on reconnaissance work on properties in close proximity to the Lindero Project.

Exploration and evaluation spending for the six months ended June 30, 2018 was $0.4 million compared to $0.2 million for the comparable period in 2017. Spending was on reconnaissance work on properties in close proximity to the Lindero Project.

Foreign exchange gain for the three months ended June 30, 2018 was $0.5 million compared to a $1.1 million foreign exchange loss for the same period in 2017. The foreign exchange gain was primarily from the San Jose mine as the Mexican Peso declined 8.0% against the U.S. dollar which impacted Mexican Peso denominated working capital accounts.

Foreign exchange loss for the six months ended June 30, 2018 was $1.7 million compared to a $3.2 million foreign exchange loss for the same period in 2017. The loss was attributable to the Mexican Peso and Canadian dollar declining 0.6% and 5.0% against the U.S. dollar during the first half of 2018.

Management's Discussion and Analysis, page 10

Income tax expense for the three months ended June 30, 2018 was $13.9 million compared to $5.8 million for the same period in 2017 and is comprised of a $12.2 million current income tax expense (Q2 2017 - $8.8 million) and a $1.7 million deferred income tax expense (Q2 2017 - $3.0 million deferred income tax recovery). The effective tax rate (“ETR”) for the second quarter of 2018 was 55.5% compared to 39.5% for the comparable quarter in 2017. The higher ETR in Q2 2018 was due primarily to the Argentine Peso declining 35% against the US dollar which increased deferred income tax expense and a $1.3 million provision for dividend withholding taxes related to an expected dividend repatriation from our subsidiaries. The impact of these two items on earnings per share was $0.02 per share.

Income tax expense for the six months ended June 30, 2018 was $22.5 million compared to $10.4 million for the same period in 2017 and is comprised of a $22.0 million current income tax expense (2017 - $16.8 million) and a $0.5 million deferred income tax expense (2017 - $6.4 million deferred income tax recovery). The effective tax rate (“ETR”) for the first half of 2018 was 47.5% compared to 32.2% for the comparable period in 2017. The higher ETR in 2018 was due to the weakening of the Argentine Peso and the Mexican Peso against the U.S. dollar and a provision for dividend withholding taxes contributed to a 5.4% increase in the ETR.

Results of Operations

San Jose Mine Operating Results

San Jose is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
San Jose	Three months ended June 30,		Six months ended June 30,
Mine Production	2018	2017	2018	2017
Tonnes milled	263,383	268,456	521,587	535,724
Average tonnes milled per day	2,987	3,016	2,998	3,061

Silver
Grade (g/t)	268	238	276	232
Recovery (%)	92	92	92	92
Production (oz)	2,084,013	1,887,269	4,269,926	3,680,236
Metal sold (oz)	2,187,880	1,874,226	4,199,140	3,653,429
Realized price ($/oz)	16.59	17.30	16.64	17.38

Gold
Grade (g/t)	1.86	1.82	1.90	1.75
Recovery (%)	92	92	92	91
Production (oz)	14,422	14,410	29,304	27,526
Metal sold (oz)	15,097	14,222	28,845	27,262
Realized price ($/oz)	1,299	1,257	1,315	1,239

Unit Costs
Production cash cost ($/oz Ag)[1]	(0.58)	1.03	(0.45)	1.18
Production cash cost ($/oz Ag Eq)[2]	5.49	6.28	5.51	6.25
Production cash cost ($/t)	60.47	61.87	62.84	59.36
Unit Net Smelter Return ($/t)	190.56	172.86	197.09	167.31
All-in sustaining cash cost ($/oz Ag)[1]	4.69	7.67	4.35	7.15
All-in sustaining cash cost ($/oz Ag Eq)[2]	8.91	10.57	8.63	10.16

Notes:

1. Net of by-product credits from gold

2. Ag Eq production is calculated at realized metal prices of Au/oz and Ag/oz as per above table

Production cash cost, All-in sustaining cash cost and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures

Management's Discussion and Analysis, page 11

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
Financial Information (expressed in $000's)	2018	2017	2018	2017
Sales	$50,648	$44,057	$96,314	$88,090
Operating income	19,700	13,560	36,639	28,432
Adjusted EBITDA	29,584	23,096	53,836	46,417
Sustaining capital expenditures	2,558	4,927	4,451	7,534
Brownfield exploration expenditures	1,733	2,120	3,813	4,077

Quarterly Results

The San Jose Mine produced 2,084,013 ounces of silver, representing a 10% increase in silver production over the same period in 2017 while gold production was steady at 14,422 ounces compared to 14,410 ounces during the same period in 2017. Average head grades for silver and gold were 268 g/t and 1.86 g/t which were 13% and 2% higher than the same period in 2017.

Cash cost per tonne of processed ore was $60.47 or 2% below the $61.87 cash cost for the comparable quarter in 2017. The lower cash costs were due primarily to lower blasting and rock support costs but was partially offset by higher milling costs from dry-stack operations and higher concentrate shipping costs.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, all-in sustaining cash cost per payable ounce, and all-in sustaining cash cost per payable ounce of silver equivalent production are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Brownfields Exploration

At the San Jose Mine, ongoing exploration drilling completed 20,130 meters, during the first six months of 2018.

Management's Discussion and Analysis, page 12

Caylloma Mine Operating Results

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
Caylloma	Three months ended June 30,		Six months ended June 30,
Mine Production	2018	2017	2018	2017
Tonnes milled	134,123	131,974	263,743	261,343
Average tonnes milled per day	1,507	1,483	1,499	1,477

Silver
Grade (g/t)	65	64	63	66
Recovery (%)	85	85	85	85
Production (oz)	237,303	229,594	452,848	469,818
Metal sold (oz)	226,222	229,436	446,511	465,504
Realized price ($/oz)	16.54	17.24	16.66	17.28

Lead
Grade (%)	2.65	2.70	2.69	2.73
Recovery (%)	92	91	91	92
Production (000's lbs)	7,187	7,170	14,226	14,381
Metal sold (000's lbs)	6,880	7,127	14,149	14,163
Realized price ($/lb)	1.08	0.98	1.11	1.01

Zinc
Grade (%)	4.27	4.04	4.29	4.10
Recovery (%)	91	90	90	91
Production (000's lbs)	11,436	10,613	22,465	21,430
Metal sold (000's lbs)	11,429	10,943	22,507	21,645
Realized price ($/lb)	1.41	1.18	1.48	1.22

Unit Costs
Production cash cost ($/oz Ag)[1]	(45.18)	(22.40)	(49.41)	(27.07)
Production cash cost ($/oz Ag Eq)[2]	6.97	9.39	6.87	8.41
Production cash cost ($/t)	76.88	84.99	77.77	79.20
Unit Net Smelter Return ($/t)	180.43	158.92	185.35	154.66
All-in sustaining cash cost ($/oz Ag)[1]	(22.03)	(2.73)	(26.46)	(7.46)
All-in sustaining cash cost ($/oz Ag Eq)[2]	10.44	12.92	10.13	11.90

Notes:

1. Net of by-product credits from gold, lead, and zinc

2. Ag Eq production is calculated at realized metal prices of Pb/lb, Zn/lb, and Ag/oz as per above table

Production cash costs, All-in sustaining cash cost, and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended June 30,		Six months ended June 30,
Financial Information (expressed in $000's)	2018	2017	2018	2017
Sales	$23,018	$19,854	$47,794	$40,655
Operating income (loss)	8,242	4,713	17,693	12,744
Adjusted EBITDA	11,108	7,456	22,885	17,641
Sustaining capital expenditures	2,537	2,401	4,742	4,866
Brownfield exploration expenditures	608	784	795	1,558

Management's Discussion and Analysis, page 13

Quarterly Results

The Caylloma Mine produced 7.2 million pounds of lead and 11.4 million pounds of zinc during the second quarter of 2018 representing an 8% increase in zinc production over the same quarter in 2017. Average head grades for lead and zinc were 2.65% and 4.27%. Silver production was 237,303 ounces which was 3% higher than the comparable period in 2017 while the average silver head grade was 1% lower than in 2017. Zinc production increased 8% to 11.4 million pounds and lead production remained steady at 7.2 million pounds. Metallurgical recovery for silver was 85% which was the same as in 2017.

Cash cost per tonne of processed ore for the second quarter of 2018 was $76.88 or 10% lower than the $84.99 cash cost for the comparable quarter in 2017 as a result of the increased use of mechanized mining methods and lower concentrate transportation tariffs.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, all-in sustaining cash cost per payable ounce, and all-in sustaining cash cost per payable ounce of silver equivalent production are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Brownfields Exploration

At the Caylloma Mine, ongoing exploration drilling completed 3,120 meters, during the first six months of 2018.

Quarterly Information

The following table provides information for the last eight quarters ending on June 30, 2018:

	Expressed in $000's, except per share data
	Quarters ended
	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016
	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
								(restated)
Sales	73,666	70,442	75,354	64,012	63,911	64,834	57,866	65,212
Mine operating income	31,392	31,337	35,222	24,944	22,211	27,183	20,721	28,414
Operating income	22,372	22,428	57,666	18,888	14,214	19,556	17,607	21,160
Net income	11,151	13,754	34,137	10,268	8,898	12,999	9,273	10,157

Basic EPS	0.07	0.09	0.21	0.06	0.06	0.08	0.06	0.08
Diluted EPS	0.07	0.09	0.21	0.06	0.06	0.08	0.08	0.07

Total assets	721,147	707,504	706,648	652,889	637,805	638,285	562,914	543,356
Credit facility	39,603	39,588	39,871	39,845	39,820	39,794	39,768	39,633

Sales increased 5% in the second quarter of 2018 compared to the first quarter of 2018 due primarily to a 10% and 8% increase in gold and silver ounces sold, respectively. Negative provisional sales mark-to-market adjustments increased 24% to $2.6 million from $2.1 million for the same period in 2017. Net income for the second quarter of 2018 was negatively impacted by a 63% increase in income taxes to $13.9 million. Deferred income tax went from a recovery of $3.0 million in the second quarter of 2017 to an expense of $1.7 million due primarily to a 35% decline of the Argentine Peso against the US dollar which negatively impacted the tax base of Lindero’s non-monetary assets.

Sales decreased 6.5% in the first quarter of 2018 compared to the fourth quarter of 2017 due primarily to a 2% decline in sales at the San Jose Mine as a result of a new sales contract that delayed the recognition of revenue on one shipment in Q1 2018 to Q2 2018 as well as $3.1 million in negative provisional sales mark-to-market adjustments.

Net income for the fourth quarter of 2017 was positively impacted by increased sales volumes and a $21.9 million reversal of impairment at the Caylloma Mine. Total sales increased 18% over the third quarter of 2018 as silver and gold sales volumes both increased 19% while lead and zinc sales volumes increased 10% and 9%, respectively, over the third quarter of 2017.

Management's Discussion and Analysis, page 14

During the fourth quarter of 2016, the Company had determined that the common share purchase warrants issued as part of the consideration for the acquisition of Goldrock Mining Corp. in July 2016 had been classified as a liability in error.  The Company restated its third quarter 2016 financial statements reclassifying the warrants from liability to reserves, a component of shareholders equity and reduced its earnings by $1.7 million relating to the reversal of unrealized gains on the warrants.  Basic earnings per share decreased $0.02 to $0.07 per share.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

The Company had cash, cash equivalents, and short-term investments of $198.3 million at June 30, 2018, a $14.2 million decrease from $212.6 million at December 31, 2017 due to increased construction spending at Lindero. Cash, cash equivalents and short-term investments consist of $102.5 million of cash and cash equivalent and $95.9 million in short-term investments. Operations generated $42.2 million of cash flows during the first half of 2018 while $27.5 million was spent on capital expenditures and $22.6 million was advanced to contractors and for deposits on equipment for the Lindero Project, $0.8 million in legal and other fees were incurred to amend and increase the credit facility with the Bank of Nova Scotia to $120.0 million and $0.9 million was spent on lease payments.

Working Capital

Working capital decreased $8.8 million to $203.1 million at June 30, 2018 compared to $211.9 million at December 31, 2017. The decreased working capital was due primarily to a $14.2 million decrease in cash, cash equivalents and short-term investments from increased spending on Lindero Project, a $7.7 million decrease in customer receivables and an $11.0 million decrease in current liabilities.

Long-Term Debt

On January 26, 2018, the Company entered into an amended and restated four-year term credit facility with the Bank of Nova Scotia (“Amended Credit Facility”). The Amended Credit Facility consists of a $40 million non-revolving credit facility, which has been fully drawn and an $80 million revolving credit facility, which has not been drawn. The interest rate on the Amended Credit Facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a Total Debt to EBITDA ratio, as defined in the Amended Credit Facility. The Amended Credit Facility is secured by a first ranking lien on the assets of Minera Bateas S.A.C. ("Bateas"), Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan"), Mansfield Minera S.A. ("Mansfield") and their holding companies. The Company must comply with the terms in the Amended Credit Facility relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with certain financial covenants, including a maximum debt to EBITDA ratio and a minimum tangible net worth, each as defined in the Amended Credit Facility. The Company is in compliance with all of the covenants as at June 30, 2018.

As at June 30, 2018, the Company had drawn $40.0 million from Tranche A of the Amended Credit Facility and the $80.0 million Tranche B remains undrawn. The purpose of the $80.0 million Tranche B is to fund the construction of the Lindero Project. The Company expects to start drawing down the $80.0 million in the fourth quarter of 2018 to fund the construction of the Lindero Project.

Subject to the various risks and uncertainties, the Company believes the mining operations will generate sufficient cash flows and has sufficient available credit and cash on hand to fund the construction of the Lindero Project, and planned capital and exploration investment programs.

Management's Discussion and Analysis, page 15

Sensitivities

Sales are affected by fluctuations in metal prices beyond the Company’s control. Based on the outstanding concentrates receivables as at June 30, 2018, the following table illustrates the sensitivity of the Company’s sales to a 10% change in metal prices:

Metal	Change	Effect on Sales
Silver	+/- 10%	$3,205
Gold	+/- 10%	$1,699
Lead	+/- 10%	$265
Zinc	+/- 10%	$414

The Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at June 30, 2018, the Company has zero cost collars for an aggregate 2,400 tonnes of lead with a floor price of $2,300 per tonne and a cap price of $2,689 per tonne, maturing between July and November 2018, and zero cost collars for an aggregate 8,600 tonnes of zinc with a floor price of $2,800 per tonne and a cap price of $3,300 per tonne, maturing between July 2018 and June 2019.

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are impacted by changes in the value of the USD relative to local currencies in the countries where the Company operates. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The following table illustrates the Company’s sensitivities to certain currencies held as at June 30, 2018 and the impact the fluctuation in exchange rates, will have on foreign denominated financial assets and liabilities:

		Effect on foreign
		denominated
Currency	Change	items
Mexican Peso	+/- 10%	$1,945
Peruvian Sole	+/- 10%	$545
Argentine Peso	+/- 10%	$108
Canadian Dollar	+/- 10%	$409

Contractual Obligations

The Company expects the following maturities of its financial liabilities, finance leases, and other contractual commitments:

	Expected payments due by year as at June 30, 2018
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$33,828	$-	$-	$-	$33,828
Credit facility	-	-	40,000	-	40,000
Income tax payable	13,335	-	-	-	13,335
Other liabilities	-	224	-	-	224
Operating leases	892	1,380	522	-	2,794
Capital commitments, Lindero	87,419	-	-	-	87,419
Provisions	2,551	5,417	4,001	3,266	15,235
	$138,025	$7,021	$44,523	$3,266	$192,835

Management's Discussion and Analysis, page 16

In June 2018, the Company committed to fund an aggregate of $1,500 towards development projects in the Caylloma community under certain terms and conditions. The Company is to provide five equal installments of approximately $300 (1 million Peruvian Soles) starting in July 2018 and in six month intervals thereafter.

Operating leases include leases for office premises and for computer and other equipment used in the normal course of business.

Related Party Transactions

Purchase of Goods and Services

The Company shares office space, personnel and other administrative services with Gold Group Management Inc. (“GGMI”) and Mill Street Services Ltd for consulting services, related by a director in common. During the three and six months ended June 30, 2018 and 2017, GGMI provided the following services to the Company:

	Three months ended June 30,		Six months ended June 30,
(expressed in $000's)	2018	2017	2018	2017
Personnel costs	$21	$33	$93	$104
General and administrative expenses	14	39	159	131
	$35	$72	$252	$235

The Company has outstanding balances payable with GGMI of $15 as at June 30, 2018 (December 31, 2017 - $nil). Amounts due to related parties are due on demand and are unsecured.

Key Management Personnel

	Three months ended June 30,		Six months ended June 30,
(expressed in $000's)	2018	2017	2018	2017
Salaries and benefits	$1,102	$1,731	$1,937	$2,568
Directors fees	101	138	369	237
Consulting fees	36	33	70	67
Share-based payments	2,331	690	3,578	781
	$3,570	$2,592	$5,954	$3,653

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

New Accounting Standards Issued

IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 - Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at January 1, 2018. The details of the accounting policy changes and the quantitative impact of these changes are described below.

Management's Discussion and Analysis, page 17

Concentrate Sales

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 20 of the June 30, 2018 condensed interim consolidated financial statements.

The Company has concluded that there were no significant changes in the accounting for concentrate sales as a result of the transition to IFRS 15 as the timing of control of the concentrate passing to the customer and the treatment of provisional pricing adjustments are unchanged from policies applied prior to the adoption of IFRS 15.

IFRS 9 Financial Instruments

The Company has adopted IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. Prior periods were not restated and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for the classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 24 of the condensed interim consolidated financial statements, there were no quantitative impacts from adoption.

The details of accounting policy changes as a result of the adoption of IFRS 9 are described below:

(a) Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets: held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured as either: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

Management's Discussion and Analysis, page 18

The following accounting policies apply to the subsequent measurement of financial assets.

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•	Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
•	Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Upon adoption of IFRS 9, the Company made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of its investments in marketable securities, which is substantially consistent with the accounting treatment prior to adoption. These financial assets are classified as FVOCI.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Term deposits	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Marketable securities	Available for sale	FVOCI
Trade receivables from concentrate sales	FVTPL	FVTPL
Interest rate swap asset	Fair Value (hedging)	Fair Value (hedging)
Financial liabilities
Trade payables	Other liabilities	Amortized cost
Payroll payable	Other liabilities	Amortized cost
Share units payable	Other liabilities	Amortized cost
Credit facility	Other liabilities	Amortized cost
Other payables	Other liabilities	Amortized cost
Metal forward sales and zero cost collar contracts	FVTPL	FVTPL

(b) Impairment of financial assets

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

For our trade receivables, we apply the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. We did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables.

Management's Discussion and Analysis, page 19

(c) Hedge accounting

The Company has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Company to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

As per IFRS 9, hedging relationships that qualified for hedge accounting in accordance with IAS 39, that also qualify for hedge accounting in accordance with IFRS 9 (after taking into account any rebalancing of the hedging relationship on transition), are regarded as continuing hedging relationships. Hence, the original hedge relationship continues from the trade inception date of the interest rate swap to the maturity date of the interest rate swap associated with the hedged exposure, unless the hedging relationship is required to be terminated earlier.

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The hedge was highly effective at transition date under IFRS 9. The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

New Accounting Standards issued but not yet effective

In 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The new standard is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense and finance costs of these entities in the statement of profit or loss. The Company is currently evaluating the impact the new standard will have on its financial results.

Critical Accounting Estimates and Judgments

Many of the amounts included in the interim consolidated financial statements require management to make judgements and/or estimates. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual outcomes could differ from these estimates. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the Canadian Securities Administrator’s National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the mineral reserves and mineral resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2017 we have used the following long-term prices for our reserve and resource estimations and life of mine plans: Gold $1,250/oz, Silver $19/oz, Lead $2,200/t and Zinc $2,500/t.

Management's Discussion and Analysis, page 20

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in our life of mine plans. Our life of mine plans includes a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain type of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of mineral resources is inherently uncertain and involves judgement and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key judgements of the estimation process include; geological continuity; stationarity in the grades within defined domains; reasonable geotechnical and metallurgical conditions; treatment of outlier (extreme) values; cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is a recognized impairment in value.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates Mineral Resource and Reserve quantities, future operating and capital costs, and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated statement of income (loss).

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Revenue Recognition

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Management's Discussion and Analysis, page 21

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 20 of the June 30, 2018 condensed interim consolidated financial statements.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occurs or fails to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reverse Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or reverse impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Management's Discussion and Analysis, page 22

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at August 7, 2018 is 159,859,595 common shares. In addition, 3,740,826 incentive stock options, equity-settled restricted share units, and warrants are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date

Warrants	200,000	$6.01	October 31, 2018

Incentive Stock Options:	20,000	$0.85	November 5, 2018
	517,833	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022
	640,951	$6.35	March 18, 2023
	7,551	$6.35	June 4, 2023
	1,804,029

Equity-Settled Share Units:	312,601	n/a	May 29, 2020
	1,419,301	n/a	March 19, 2021
	4,895	n/a	June 5, 2021
	1,736,797

Total outstanding	3,740,826

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Control Framework

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Management's Discussion and Analysis, page 23

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2018 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various non-GAAP financial measures, including cash cost per payable ounce of silver; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost; all-in sustaining cash cost per payable ounce; adjusted net (loss) income; income taxes, and interest income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and six months ended June 30, 2018 and 2017.

		CONSOLIDATED MINE CASH COST
				YTD	YTD
Expressed in $'000's, except unit costs		Q2 2018	Q2 2017	Q2 2018	Q2 2017

Cost of sales		$42,274	$41,700	$81,379	$79,351
Add (subtract):
Change in concentrate inventory		(1,140)	35	125	295
Depletion and depreciation in concentrate inventory		397	(7)	28	(110)
Commercial and government royalties and mining taxes		(802)	(905)	(1,696)	(1,951)
Workers participation		(2,620)	(1,808)	(4,113)	(3,275)
Depletion and depreciation		(11,870)	(11,190)	(22,435)	(21,808)
Cash cost	A	$26,239	$27,825	$53,288	$52,502

Cash cost	A	$26,239	$27,825	$53,288	$52,502
Add (subtract):
By-product credits from gold, lead and zinc		(38,741)	(32,245)	(78,770)	(63,140)
Refining charges		1,157	1,419	2,391	2,773
Cash cost applicable per payable ounce	B	(11,345)	(3,000)	(23,091)	(7,864)

Payable ounces of silver production	C	2,226,090	2,048,765	4,536,163	4,022,816
Cash cost per ounce of payable silver ($/oz)	=B/C	$(5.10)	$(1.46)	$(5.09)	$(1.95)

Management's Discussion and Analysis, page 24

		SAN JOSE MINE CASH COST
				YTD	YTD
Expressed in $'000's, except unit costs		Q2 2018	Q2 2017	Q2 2018	Q2 2017

Cost of sales		$28,404	$27,211	$53,279	$52,782
Add (subtract):
Change in concentrate inventory		(1,467)	147	24	74
Depletion and depreciation in concentrate inventory		476	(51)	-	(38)
Commercial and government royalties and mining taxes		(743)	(669)	(1,575)	(1,467)
Workers participation		(2,029)	(1,581)	(2,973)	(2,726)
Depletion and depreciation		(8,713)	(8,448)	(15,977)	(16,822)
Cash cost	A	15,928	16,609	32,778	31,803

Total processed ore (tonnes)	B	263,383	268,456	521,587	535,724

Cash cost per tonne of processed ore ($/t)	=A/B	$60.47	$61.87	$62.84	$59.36

Cash cost	A	$15,928	$16,609	$32,778	$31,803
Add (subtract):
By-product credits from gold, lead and zinc		(18,088)	(15,925)	(36,732)	(29,911)
Refining charges		1,000	1,201	2,090	2,327
Cash cost applicable per payable ounce	B	(1,160)	1,885	(1,864)	4,219

Payable ounces of silver production	C	2,000,652	1,830,651	4,106,561	3,576,490

Cash cost per ounce of payable silver ($/oz)	=B/C	$(0.58)	$1.03	$(0.45)	$1.18

Mining cost per tonne		$29.61	$34.65	$29.97	$33.30
Milling cost per tonne		17.54	15.95	19.31	16.23
Indirect cost per tonne		7.12	6.04	6.93	5.65
Community relations cost per tonne		0.75	1.47	1.29	0.89
Distribution cost per tonne		5.45	3.76	5.34	3.29
Total production cost per tonne		$60.47	$61.87	$62.84	$59.36

Management's Discussion and Analysis, page 25

		CAYLLOMA MINE CASH COST
				YTD	YTD
Expressed in $'000's, except unit costs		Q2 2018	Q2 2017	Q2 2018	Q2 2017

Cost of sales		$13,870	$14,489	$28,100	$26,569
Add (subtract):
Change in concentrate inventory		327	(112)	101	221
Depletion and depreciation in concentrate inventory		(79)	44	28	(72)
Commercial and government royalties and mining taxes		(59)	(236)	(121)	(484)
Workers participation		(591)	(227)	(1,140)	(549)
Depletion and depreciation		(3,157)	(2,742)	(6,458)	(4,986)
Cash cost	A	10,311	11,216	20,510	20,699

Total processed ore (tonnes)	B	134,123	131,974	263,743	261,343

Cash cost per tonne of processed ore ($/t)	=A/B	$76.88	$84.99	$77.77	$79.20

Cash cost	A	$10,311	$11,216	$20,510	$20,699
Add (subtract):
By-product credits from gold, lead and zinc		(20,653)	(16,320)	(42,039)	(33,229)
Refining charges		157	219	302	447
Cash cost applicable per payable ounce	B	(10,185)	(4,885)	(21,227)	(12,083)

Payable ounces of silver production	C	225,437	218,114	429,602	446,326

Cash cost per ounce of payable silver ($/oz)	=B/C	$(45.18)	$(22.40)	$(49.41)	$(27.07)

Mining cost per tonne		$38.96	$44.80	$39.27	$41.15
Milling cost per tonne		13.79	14.40	14.27	13.63
Indirect cost per tonne		17.47	17.98	17.58	16.70
Community relations cost per tonne		0.31	0.13	0.16	0.14
Distribution cost per tonne		6.35	7.68	6.49	7.58
Total production cost per tonne		$76.88	$84.99	$77.77	$79.20

Management's Discussion and Analysis, page 26

Cash Cost per Payable Ounce of Silver Production and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver equivalent production and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver equivalent production to the cost of sales in the consolidated financial statements for the three and six months ended June 30, 2018 and 2017.

		CONSOLIDATED MINE CASH COST SILVER EQUIVALENT*
				YTD	YTD
Expressed in $'000's, except unit costs		Q2 2018	Q2 2017	Q2 2018	Q2 2017

Cost of sales		$42,274	$41,700	$81,379	$79,351
Add (subtract):
Change in concentrate inventory		(1,140)	35	125	295
Depletion and depreciation in concentrate inventory		397	(7)	28	(110)
Commercial and government royalties and mining taxes		(802)	(905)	(1,696)	(1,951)
Workers participation		(2,620)	(1,808)	(4,113)	(3,275)
Depletion and depreciation		(11,870)	(11,190)	(22,435)	(21,808)
Cash cost	A	$26,239	$27,825	$53,288	$52,502

Cash cost	A	$26,239	$27,825	$53,288	$52,502
Add (subtract):
Refining charges		1,157	1,419	2,391	2,773
Cash cost applicable per payable ounce	B	27,396	29,244	55,679	55,275

Payable ounces of silver equivalent production	C	4,587,462	4,052,977	9,357,815	7,974,244
Cash cost per ounce of payable silver equivalent* ($/oz)	=B/C	$5.97	$7.22	$5.95	$6.93

* Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

Management's Discussion and Analysis, page 27

		SAN JOSE MINE CASH COST SILVER EQUIVALENT*
				YTD	YTD
Expressed in $'000's, except unit costs		Q2 2018	Q2 2017	Q2 2018	Q2 2017

Cost of sales		$28,404	$27,211	$53,279	$52,782
Add (subtract):
Change in concentrate inventory		(1,467)	147	24	74
Depletion and depreciation in concentrate inventory		476	(51)	-	(38)
Commercial and government royalties and mining taxes		(743)	(669)	(1,575)	(1,467)
Workers participation		(2,029)	(1,581)	(2,973)	(2,726)
Depletion and depreciation		(8,713)	(8,448)	(15,977)	(16,822)
Cash cost	A	15,928	16,609	32,778	31,803

Total processed ore (tonnes)	B	263,383	268,456	521,587	535,724

Cash cost per tonne of processed ore ($/t)	=A/B	$60.47	$61.87	$62.84	$59.36

Cash cost	A	$15,928	$16,609	$32,778	$31,803
Add (subtract):
Refining charges		1,000	1,201	2,090	2,327
Cash cost applicable per payable ounce	B	16,928	17,810	34,868	34,130

Payable ounces of silver equivalent production	C	3,084,774	2,835,518	6,329,931	5,461,091

Cash cost per ounce of payable silver equivalent* ($/oz)	=B/C	$5.49	$6.28	$5.51	$6.25

Mining cost per tonne		$29.61	$34.65	$29.97	$33.30
Milling cost per tonne		17.54	15.95	19.31	16.23
Indirect cost per tonne		7.12	6.04	6.93	5.65
Community relations cost per tonne		0.75	1.47	1.29	0.89
Distribution cost per tonne		5.45	3.76	5.34	3.29
Total production cost per tonne		$60.47	$61.87	$62.84	$59.36

* Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices

Management's Discussion and Analysis, page 28

		CAYLLOMA MINE CASH COST SILVER EQUIVALENT*
				YTD	YTD
Expressed in $'000's, except unit costs		Q2 2018	Q2 2017	Q2 2018	Q2 2017

Cost of sales		$13,870	$14,489	$28,100	$26,569
Add (subtract):
Change in concentrate inventory		327	(112)	101	221
Depletion and depreciation in concentrate inventory		(79)	44	28	(72)
Commercial and government royalties and mining taxes		(59)	(236)	(121)	(484)
Workers participation		(591)	(227)	(1,140)	(549)
Depletion and depreciation		(3,157)	(2,742)	(6,458)	(4,986)
Cash cost	A	10,311	11,216	20,510	20,699

Total processed ore (tonnes)	B	134,123	131,974	263,743	261,343

Cash cost per tonne of processed ore ($/t)	=A/B	$76.88	$84.99	$77.77	$79.20

Cash cost	A	$10,311	$11,216	$20,510	$20,699
Add (subtract):
Refining charges		157	219	302	447
Cash cost applicable per payable ounce	B	10,468	11,435	20,812	21,146

Payable ounces of silver equivalent production	C	1,502,688	1,217,459	3,027,884	2,513,154

Cash cost per ounce of payable silver equivalent* ($/oz)	=B/C	$6.97	$9.39	$6.87	$8.41

Mining cost per tonne		$38.96	$44.80	$39.27	$41.15
Milling cost per tonne		13.79	14.40	14.27	13.63
Indirect cost per tonne		17.47	17.98	17.58	16.70
Community relations cost per tonne		0.31	0.13	0.16	0.14
Distribution cost per tonne		6.35	7.68	6.49	7.58
Total production cost per tonne		$76.88	$84.99	$77.77	$79.20

* Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver

The Company believes that “all-in-sustaining cash cost” and “all-in cash cost” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC,”), a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

All-in-sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

Management's Discussion and Analysis, page 29

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations, less by-product credits to calculate the cash cost. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a silver ounce sold basis.

The following tables show a breakdown of the all-in sustaining cash cost per ounce for the three and six months ended June 30, 2018 and 2017.

	CONSOLIDATED MINE ALL-IN CASH COST
			YTD	YTD
Expressed in $'000's, except unit costs	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Cash cost applicable, net of by-product credits	$(11,345)	$(3,000)	$(23,091)	$(7,864)
Commercial and government royalties and mining tax	2,935	2,621	6,076	4,978
Workers' participation	3,225	2,250	5,048	4,065
Selling, general and administrative expenses (operations)	2,173	1,345	4,678	3,032
Adjusted operating cash cost	(3,012)	3,216	(7,289)	4,211
Selling, general and administrative expenses (corporate)	2,840	3,369	5,621	6,552
Sustaining capital expenditures[1]	5,092	7,360	9,193	12,432
Brownfield exploration expenditures[1]	2,341	2,904	4,608	5,635
All-in sustaining cash cost	7,261	16,849	12,133	28,830
Exploration and evaluation expenses	278	63	347	152
Non-sustaining capital expenditures[1]	13,758	2,735	18,763	4,625
All-in cash cost	21,297	19,647	31,243	33,607
Payable ounces of silver production	2,226,090	2,048,765	4,536,163	4,022,816
All-in sustaining cash cost per ounce of payable silver	$3.26	$8.22	$2.67	$7.17
All-in cash cost per ounce of payable silver	$9.57	$9.59	$6.89	$8.35

1 presented on a cash basis

	SAN JOSE MINE ALL-IN CASH COST
			YTD	YTD
Expressed in $'000's, except unit costs	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Cash cost applicable, net of by-product credits	$(1,160)	$1,885	$(1,864)	$4,219
Commercial and government royalties and mining tax	2,357	2,385	4,881	4,494
Workers' participation	2,525	1,979	3,705	3,410
Selling, general and administrative expenses (operations)	1,375	752	2,895	1,840
Adjusted operating cash cost	5,097	7,001	9,617	13,963
Sustaining capital expenditures[1]	2,558	4,927	4,451	7,534
Brownfield exploration expenditures[1]	1,733	2,120	3,813	4,077
All-in sustaining cash cost	9,388	14,048	17,881	25,574
Exploration and evaluation expenses	49	16	49	65
All-in cash cost	9,437	14,064	17,930	25,639
Payable ounces of silver production	2,000,652	1,830,651	4,106,561	3,576,490
All-in sustaining cash cost per ounce of payable silver	$4.69	$7.67	$4.35	$7.15
All-in cash cost per ounce of payable silver	$4.72	$7.68	$4.37	$7.17

1 presented on a cash basis

Management's Discussion and Analysis, page 30

	CAYLLOMA MINE ALL-IN CASH COST
			YTD	YTD
Expressed in $'000's, except unit costs	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Cash cost applicable, net of by-product credits	$(10,185)	$(4,885)	$(21,227)	$(12,083)
Commercial and government royalties and mining tax	578	236	1,195	484
Workers' participation	701	275	1,343	655
Selling, general and administrative expenses (operations)	798	593	1,783	1,192
Adjusted operating cash cost	(8,108)	(3,781)	(16,906)	(9,752)
Sustaining capital expenditures[1]	2,534	2,401	4,742	4,866
Brownfield exploration expenditures[1]	608	784	795	1,558
All-in sustaining cash cost	(4,966)	(596)	(11,369)	(3,328)
All-in cash cost	(4,966)	(596)	(11,369)	(3,328)
Payable ounces of silver production	225,437	218,114	429,602	446,326
All-in sustaining cash cost per ounce of payable silver	$(22.03)	$(2.73)	$(26.46)	$(7.46)
All-in cash cost per ounce of payable silver	$(22.03)	$(2.73)	$(26.46)	$(7.46)

1 presented on a cash basis

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Production

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC,”), a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce produced basis. Silver equivalent production is calculated taking the total metal payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

Management's Discussion and Analysis, page 31

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce for the three and six months ended June 30, 2018 and 2017.

	CONSOLIDATED MINE ALL-IN CASH COST SILVER EQUIVALENT*
			YTD	YTD
Expressed in $'000's, except unit costs	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Cash cost applicable	$27,396	$29,244	$55,679	$55,275
Commercial and government royalties and mining tax	2,935	2,621	6,076	4,978
Workers' participation	3,225	2,250	5,048	4,065
Selling, general and administrative expenses (operations)	2,173	1,345	4,678	3,032
Adjusted operating cash cost	35,729	35,460	71,481	67,350
Selling, general and administrative expenses (corporate)	2,840	3,369	5,621	6,552
Sustaining capital expenditures[1]	5,092	7,360	9,193	12,432
Brownfield exploration expenditures[1]	2,341	2,904	4,608	5,635
All-in sustaining cash cost	46,002	49,093	90,903	91,969
Exploration and evaluation expenses	278	63	347	152
Non-sustaining capital expenditures[1]	13,758	2,735	18,763	4,625
All-in cash cost	60,038	51,891	110,013	96,746
Payable ounces of silver equivalent production	4,587,462	4,052,977	9,357,815	7,974,244
All-in sustaining cash cost per ounce of payable silver equivalent	$10.03	$12.11	$9.71	$11.53
All-in cash cost per ounce of payable silver equivalent*	$13.09	$12.80	$11.76	$12.13

* Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

1 presented on a cash basis

	SAN JOSE MINE ALL-IN CASH COST SILVER EQUIVALENT*
			YTD	YTD
Expressed in $'000's, except unit costs	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Cash cost applicable	$16,928	$17,810	$34,868	$34,130
Commercial and government royalties and mining tax	2,357	2,385	4,881	4,494
Workers' participation	2,525	1,979	3,705	3,410
Selling, general and administrative expenses (operations)	1,375	752	2,895	1,840
Adjusted operating cash cost	23,185	22,926	46,349	43,874
Sustaining capital expenditures[1]	2,558	4,927	4,451	7,534
Brownfield exploration expenditures[1]	1,733	2,120	3,813	4,077
All-in sustaining cash cost	27,476	29,973	54,613	55,485
Exploration and evaluation expenses	49	16	49	65
All-in cash cost	27,525	29,989	54,662	55,550
Payable ounces of silver equivalent production	3,084,774	2,835,518	6,329,931	5,461,091
All-in sustaining cash cost per ounce of payable silver equivalent	$8.91	$10.57	$8.63	$10.16
All-in cash cost per ounce of payable silver equivalent*	$8.92	$10.58	$8.64	$10.17

* Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices

1 presented on a cash basis

Management's Discussion and Analysis, page 32

	CAYLLOMA MINE ALL-IN CASH COST SILVER EQUIVALENT*
			YTD	YTD
Expressed in $'000's, except unit costs	Q2 2018	Q2 2017	Q2 2018	Q2 2017
Cash cost applicable	$10,468	$11,435	$20,812	$21,146
Commercial and government royalties and mining tax	578	236	1,195	484
Workers' participation	701	275	1,343	655
Selling, general and administrative expenses (operations)	798	593	1,783	1,192
Adjusted operating cash cost	12,545	12,539	25,133	23,477
Sustaining capital expenditures[1]	2,534	2,401	4,742	4,866
Brownfield exploration expenditures[1]	608	784	795	1,558
All-in sustaining cash cost	15,687	15,724	30,670	29,901
All-in cash cost	15,687	15,724	30,670	29,901
Payable ounces of silver equivalent production	1,502,688	1,217,459	3,027,884	2,513,154
All-in sustaining cash cost per ounce of payable silver equivalent	$10.44	$12.92	$10.13	$11.90
All-in cash cost per ounce of payable silver equivalent*	$10.44	$12.92	$10.13	$11.90

* Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

1 presented on a cash basis

Free Cash Flow

The Company uses the financial measure of “free cash flow” to supplement information in its consolidated financial statements. Free cash flow is defined as cash provided from operating activities less purchases of mineral properties, plant and equipment, less net deposits on long term assets, less current income tax, and add back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth capital expenditures. These performance measures are intended to provide additional information only and do not have standardize definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow to net cash provided by operating activities in the consolidated financial statements for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net cash provided by operating activities	$21.9	$12.0	$42.2	$20.9
Less: Purchases of mineral properties, plant and equipment	(16.3)	(11.5)	(27.5)	(20.7)
Less: Deposits on long term assets, net	(21.1)	(1.6)	(23.2)	(3.6)
Less: Current income tax expense	(12.2)	(8.8)	(22.0)	(16.8)
Add: Income taxes paid	7.5	11.8	22.7	22.1
Free cash flow	$(20.2)	$1.9	$(7.8)	$1.9
Add: Lindero construction capital expenditures	7.6	2.5	11.8	4.4
Add: Greenfield capital expenditures	1.2	-	1.5	-
Add: Deposits on long term assets - Lindero construction	20.5	-	22.5	-
Free cash flow excluding Lindero construction	$9.1	$4.4	$28.0	$6.3

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” described and presented below does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

Management's Discussion and Analysis, page 33

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net Income?	$11.2	$8.9	$24.9	$21.9
Adjustments, net of tax:
Unrealized (gain) loss on financial instruments	(1.9)	(0.4)	(2.8)	0.7
Write-off of accounts receivable	0.4	-	0.4	-
Share of (income) loss of equity-accounted investee	-	-	(0.2)	-
Other finance costs	-	-	0.4	-
Write-down of plant and equipment	-	0.3	-	0.3
Write-down of inventories	0.3	0.4	0.4	0.4
Adjusted Net Income	$10.0	$9.2	$23.1	$23.3

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Net Income	$11.2	$8.9	$24.9	$21.9
Add back:
Net finance items	(0.2)	0.1	0.2	0.6
Depreciation, depletion, and amortization	11.9	11.3	22.6	22.0
Income taxes	13.9	5.8	22.5	10.4
Share of (income) loss of equity-accounted investee	-	-	(0.2)	-
Non-cash (gain) loss on financial instruments	(2.8)	(0.6)	(4.2)	0.8
Other operating expenses	1.2	1.0	1.2	1.0
Adjusted EBITDA	$35.2	$26.5	$67.0	$56.7

Management's Discussion and Analysis, page 34

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services of the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this M&DA.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form available at www.sedar.com and www.sec.gov/edgar.shtml.

Management's Discussion and Analysis, page 35

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfield exploration programs;
•	the Company’s planned capital expenditures and brownfield exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfield exploration at the Caylloma Mine;
•	the Company’s planned mine construction of the Lindero Project and the anticipated timing of commissioning of the mine;
•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	expiry dates of bank letters of guarantee;
•	estimated mine closure costs; and
•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;
•	risks associated with mineral exploration and project development;
•	operational risks associated with mining and mineral processing;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	uncertainty relating to capital and operating costs, production schedules, and economic returns;
•	uncertainties relating to general economic conditions;
•	competition;
•	substantial reliance on the Caylloma and San Jose mines for revenues;
•	risks related to the integration of businesses and assets acquired by the Company;
•	risks associated with potential legal proceedings;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	environmental matters including potential liability claims;
•	reliance on key personnel;
•	potential conflicts of interest involving the Company’s directors and officers;
•	property title matters;
•	dilution from further equity financing;
•	currency exchange rate fluctuations;
•	adequacy of insurance coverage;
•	sufficiency of monies allotted for land reclamation; and
•	potential legal proceedings;

Management's Discussion and Analysis, page 36

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Readers are cautioned not to assume that resources will ever be converted into reserves. Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management's Discussion and Analysis, page 37